SIVERSUN TECHNOLOGIES, INC.

5 REGENT STREET

LIVINGSTON, NEW JERSEY 07039

March 2, 2015

VIA ELECTRONIC MAIL

Mark P. Shuman

Branch Chief – Legal

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	SilverSun Technologies, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed February 27, 2014

File No. 333-200726

Dear Mr. Shuman:

By letter dated February 27, 2015, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided SilverSun Technologies, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 4 to Registration Statement on Form S-1 filed February 27, 2015. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Cover Page

1.	Please revise to remove the total column from the table on this page, because your offering structure does not assure that the total offering will be completed. Please also remove the statement that the funds will not be recoverable by investors if you are placed into bankruptcy or receivership as this statement is not appropriate in the context of an offering without a minimum component.

RESPONSE: We have revised our disclosure accordingly.

Risk Factors, page 8

2.	Please revise to include a separately captioned risk factor highlighting the risks associated with the lack of a trading market for the warrants. It appears that investors may have difficulty selling their warrants due to the lack of a public trading market and that investors in warrants may be unable to recover any portion of their investment due the possibility that a market for the warrants may never develop.

RESPONSE: We have revised our disclosure accordingly.

Executive Compensation, page 41

3.	Please revise to provide the information required by Item 402 of Regulation S-K for the fiscal year 2014. For guidance, refer to Question 117.05 of our Regulation S-K Compliance and Disclosure Interpretations.

RESPONSE: We have revised our disclosure accordingly.

Exhibit 5.1

4.	We note your response to prior comment 8 and the revisions to your legal opinion. Please revise to concisely define the warrants being offered in the registration statement. Ensure that your opinion addresses both the placement agent warrants and the warrants that are offered to the public.

RESPONSE: Our counsel has revised their opinion accordingly.

Thank you for your assistance in reviewing this filing.

Sincerely,

/s/ Mark Meller

Mark Meller

Chief Executive Officer

SilverSun Technologies, Inc.